Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-217545 and 333-229431) of Bonanza Creek Energy, Inc. of our report dated March 15, 2017, relating to our audit of the consolidated financial statements of Bonanza Creek Energy, Inc., appearing in the Annual Report on Form 10-K of Bonanza Creek Energy, Inc. for the year ended December 31, 2018.

Our report dated March 15, 2017, contains an explanatory paragraph that states that the Company suffered a significant deterioration in liquidity during 2016, and filed for bankruptcy under Chapter 11 of the Bankruptcy Code on January 4, 2017, which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Hein & Associates LLP

Denver, Colorado
February 27, 2019